EXHIBIT 12
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	For the Quarter Ended	For the Year Ended
Dollar amounts in thousands	March 26, 2005	Dec. 25, 2004	Dec. 27, 2003	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000
Fixed charges
Interest expense	$138	$2,199	$1,350	$2,130	$2,128	$3,581
Interest capitalized		326	83	—	5,202	5,795
Capitalized expenses related to indebtedness	—	—	956	—	—	—
Estimate of interest within rental expense	38	156	149	218	422	465
Preference security dividend	—	—	—	—	—	—

Total fixed charges	176	2,681	2,538	2,348	7,752	9,841

Earnings
Pretax income from continuing operations	(22,964)	(39,992)	(12,215)	1,738	115,769	4,459
Fixed charges	176	2,681	2,538	2,348	7,752	9,841
Amortization of capitalized interest	319	1,266	1,273	1,274	148	—
Interest capitalized	—	(326)	(83)	—	(5,202)	(5,795)

Total earnings	(22,468)	(36,371)	(8,487)	5,360	118,467	8,505

Adjusted Earnings	(22,468)	(36,371)	(8,487)	5,360	118,467	8,505
Total Fixed charges	$176	$2,681	$2,538	$2,348	$7,752	$9,841

Ratio of earnings to fixed charges	N/A	N/A	N/A	2.3	15.3	N/A
For the years ended December 27, 2003 and December 25, 2004, Nabi Biopharmaceuticals did not generate sufficient earnings to cover its fixed charges by the following amounts:
	For the Quarter Ended	For the Year Ended
Dollar amounts in thousands	March 26, 2005	Dec. 25, 2004	Dec. 27, 2003	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000
Coverage deficiency	$22,751	$39,052	$11,025	N/A	N/A	$1,336